UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
ARHAUS, INC.
(Name of Issuer)
Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)

04035M102
(CUSIP Number)
Chris Iorillo
FS Capital Partners VI, LLC
11100 Santa Monica Boulevard, Suite 1900
Los Angeles, California 90025
Tel No: (310) 444-1822
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 8, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04035M102
1.	Names of Reporting Persons FS Equity Partners VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 29,280,391 (See Items 3, 4, 5 and 6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 29,280,391 (See Items 3, 4, 5 and 6)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,280,391 (See Items 3, 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 55.7%* (See Items 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) PN
* Represents ownership solely of Class A Common Stock.  After giving effect to the Issuer’s reorganization and initial public offering as described in the Issuer’s IPO prospectus, the reporting person’s voting power amounts to 3.16% of the combined voting power.

CUSIP No. 04035M102
1.	Names of Reporting Persons FS Affiliates VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,243,811 (See Items 3, 4, 5 and 6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,243,811 (See Items 3, 4, 5 and 6)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,243,811 (See Items 3, 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 2.4%* (See Items 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) PN
* Represents ownership solely of Class A Common Stock.  After giving effect to the Issuer’s reorganization and initial public offering as described in the Issuer’s IPO prospectus, the reporting person’s voting power amounts to less than 1.0% of the combined voting power.

CUSIP No. 04035M102
1.	Names of Reporting Persons FS Capital Partners VI, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 30,524,202* (See Items 3, 4, 5 and 6)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 30,524,202* (See Items 3, 4, 5 and 6)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,524,202* (See Items 3, 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13.	Percent of Class Represented by Amount in Row (11) 58.1%** (See Items 3, 4, 5 and 6)
14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 29,280,391 shares of Class A common stock held by FS Equity VI, and (2) 1,243,811 shares of Class A common stock held by FS Affiliates VI.

** Represents ownership solely of Class A Common Stock.  After giving effect to the Issuer’s reorganization and initial public offering as described in the Issuer’s IPO prospectus, the reporting person’s voting power amounts to 3.29% of the combined voting power.

Item 1. Security and Issuer
This statement on Schedule 13D relates to the Class A common stock, $0.001 par value per share (the “Common Stock”) of Arhaus, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 51 East Hines Hill Road, Boston Heights, OH 44236.

Item 2. Identity and Background
(a) This statement is being filed jointly by (i) FS Equity Partners VI, L.P. (“FS Equity VI”), (ii) FS Affiliates VI, L.P. (“FS Affiliates VI”), and (iii) FS Capital Partners VI, LLC (“FS Capital VI”) (collectively, “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of November 15, 2021, a copy of which is attached hereto as Exhibit 99.1.

(b) The address of the principal office of each of the Reporting Persons is c/o Freeman Spogli & Co., 11100 Santa Monica Boulevard, Suite 1900, Los Angeles, California 90025. Schedule A sets forth with respect to each executive officer and director of FS Capital VI, such person’s name, business address and principal employment, the names and address of any business corporation or other organization in which such employment is conducted and such person’s citizenship.

(c) The Reporting Persons are either holding companies without operations, or are principally engaged in the business of investment management and investing in securities. FS Capital VI is the general partner of each of FS Equity VI and FS Affiliates VI.

Each of the Reporting Persons (other than each of FS Equity VI and FS Affiliates VI, with respect to the shares held directly by it), and the directors, officers, partners, stockholders, members and managers of the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock, as defined in Rule 13d-3.

(d) During the last five years, none of the Reporting Persons or the persons listed on Schedule A have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or the persons listed on Schedule A have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized in the State of Delaware.

Item 3. Source and Amount of Funds or Other Consideration
Each of FS Equity VI and FS Affiliates VI acquired the shares of Common Stock that it holds directly and that are reported on this Schedule 13D prior to the Issuer’s initial public offering (the “IPO”). The acquisition of the Issuer’s Common Stock held by FS Equity VI and FS Affiliates VI was financed with cash on hand from contributions of partners of FS Equity VI and FS Affiliates VI.

Item 4. Purpose of Transaction
In connection with the IPO, FS Equity VI and FS Affiliates VI entered into the Investor Rights Agreement (as defined below) with the Reed Parties and the Issuer. Pursuant to the terms of the Investor Rights Agreement, FS Equity VI and FS Affiliates VI are entitled to nominate an aggregate of two members of the Issuer’s board of directors (the “Board”). FS Equity VI and FS Affiliates VI have nominated Brad J. Brutocao and John M. Roth to the Board.

By virtue of their board representation, the Reporting Persons have influence over the Issuer’s corporate activities, which may relate to, among other things, the Issuer’s capitalization, management, business, operations, corporate governance, strategy, future plans and the other transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Persons review on a continuing basis their investment in the Issuer. Based on such review, one or more of the Reporting Persons, individually or in the aggregate, from time to time, may acquire, or cause to be acquired, through open market purchases, privately negotiated agreements or otherwise, additional securities or assets of the Issuer or its subsidiaries, dispose of, or cause to be disposed, securities of the Issuer or its subsidiaries (subject to the Lock-Up Agreement described below), enter into or unwind hedging or other derivative transactions with respect to securities of the Issuer or its subsidiaries, form joint ventures with the Issuer or its subsidiaries, pledge their interest in securities of the Issuer or its subsidiaries as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer, its subsidiaries or any of their respective securities or assets, in light of the Reporting Persons’ investment mandates and the general investment and trading policies of the Reporting Persons, the Issuer’s business and prospects, financial condition and operating results, general market and industry conditions or other factors. If the Reporting Persons were to acquire additional equity of the Issuer, the Reporting Persons’ ability to influence the management, the board or the policies of the Issuer may increase. In addition, the Reporting Persons and their representatives and advisers will engage in communications with the Issuer’s other directors and members of management and other security holders, industry participants and other interested parties concerning the Issuer, including with respect to the types of transactions disclosed in this paragraph or otherwise referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons will, from time to time, review or reconsider their position or change their purpose or formulate plans, strategies or proposals and take such actions with respect to the Issuer. These potential actions could involve one or more of the events or transactions disclosed in this paragraph or otherwise referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this Schedule 13D, none of the Reporting Persons presently has any additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer

(a) Aggregate number and percentage of securities.
FS Equity VI directly holds 29,280,391 shares of Common Stock. FS Affiliates VI directly holds 1,243,811 shares of Common Stock.  The Reporting Persons may be deemed to have direct beneficial ownership of the Issuer’s shares of Common Stock as follows:
Name of Reporting Person	Number of Class A Shares Beneficially Owned
FS Capital VI	30,524,202
FS Equity VI	29,280,391
FS Affiliates VI	1,243,811

FS Capital VI, by virtue of being the sole general partner of FS Equity VI and FS Affiliates VI, may be deemed to directly or indirectly beneficially own the shares of Common Stock held by each of FS Equity VI and FS Affiliates VI and reported on the cover pages to this Schedule 13D for such Reporting Person. FS Equity VI disclaims beneficial ownership of the shares of Common Stock held by FS Affiliates VI. FS Affiliates VI disclaims beneficial ownership of the shares of Common Stock held by FS Equity VI. See also items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons. The percentage ownership reported in item 13 is based upon the 52,526,267 shares of the Issuer’s Common Stock reported in the prospectus supplement dated November 3, 2021, filed by the Issuer on November 5, 2021.

Based upon information included in the Issuer’s filings with the Securities and Exchange Commission, John P. Reed, the John P. Reed Trust dated 4/29/1985, as amended, the John P. Reed 2019 GRAT, the Reed 2013 Generation Skipping Trust, and the 2018 Reed Dynasty Trust (collectively, the “Reed Parties”) in the aggregate hold 87,536,950 shares of Class B Common Stock, par value $0.001 per share of the Issuer (the “Class B Common Stock”). Due to the terms and provisions of the Investor Rights Agreement described under item 6 below, the Reporting Persons may be deemed to be part of a group within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) with, and may be deemed to have beneficial ownership of shares of Class B Common Stock held by, the Reed Parties. The Reporting Persons expressly disclaim the existence of, or membership in, a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with the Reed Parties as a result of the Investor Rights Agreement or otherwise, as well as beneficial ownership with respect to any shares of Class B Common Stock beneficially owned by the Reed Parties, and neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

(b) Power to vote and dispose. See items 7 through 11 of the cover pages to, and Item 2 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition. The Reporting Persons expressly disclaim the power to vote or dispose of the shares of Class B Common Stock held by the Reed Parties included in item 8 of the cover pages of this Schedule 13D, as a result of the Investor Rights Agreement or otherwise.

(c) Transactions within the past 60 days. Except for the information set forth herein, including in Items 3, 4 and 6, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d) Certain rights of other persons. Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) Date ceased to be a 5% owner. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investor Rights Agreement
In connection with the completion of the IPO, FS Equity VI and FS Affiliates VI (collectively, “Freeman Spogli”) entered into an Investor Rights Agreement, dated November 8, 2021 (the “Investor Rights Agreement”), with the Reed Parties and the Issuer. Pursuant to the terms of the Investor Rights Agreement, Freeman Spogli will be entitled to nominate (a) two directors for election to the Issuer’s Board for so long as Freeman Spogli collectively holds 60% or more of the shares of Common Stock held by Freeman Spogli immediately prior to the completion of the IPO, and (b) one director for election to the Issuer’s Board for so long as Freeman Spogli collectively hold 20% or more of the shares of Common Stock held by Freeman Spogli immediately prior to the IPO. Pursuant to the terms of the Investor Rights Agreement, Freeman Spogli and the Reed Parties will agree to vote in favor of Freeman Spogli’s nominees and John P. Reed or his designee to the Issuer’s Board. In addition, subject to certain conditions, the Investor Rights Agreement provides Freeman Spogli with certain rights with respect to board committee membership, except to the extent that such membership would violate applicable securities laws or stock exchange or stock market rules.

The foregoing description of the Investor Rights Agreement is qualified in its entirety by reference to the full text of the Investor Rights Agreement, a copy of which is filed as Exhibit 1 hereto, and is incorporated by reference into this Item 6.

Registration Rights Agreement
In connection with the completion of the IPO, on November 8, 2021, the Issuer, Freeman Spogli, Starrett Family Trust, Dated 4-11-99, Gregory M. Bettinelli, Norman S. Matthews, and the Reed Parties entered into a Registration Rights Agreement (the “Registration Rights Agreement”). The Registration Rights Agreement provides that at any time beginning six months after the completion of the IPO, the parties thereto have the right to demand that the Issuer file registration statements. These registration rights are subject to certain conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under certain circumstances. In addition, if the Issuer proposes to register any shares of Common Stock or other equity securities under the Securities Act for its own account or for the account of any other person, then all stockholders party to the registration rights agreement are entitled to notice of such proposed registration and will have the opportunity to include their shares of Common Stock in the registration statement, subject to certain conditions and limitations, including the right of the underwriters, if any, to limit the number of shares in any such registration.  At any time after the Issuer is qualified for the use of a Form S-3 registration statement, then certain parties including the Reporting Persons will be entitled to have their shares of Common Stock, including shares issuable upon conversion of Class B Common Stock, registered by the Issuer on a Form S-3 registration statement, subject to certain conditions and limitations, at the Issuer’s expense.  The Issuer will pay all expenses relating to any demand, piggyback or shelf registration, other than underwriting fees, discounts or commissions, subject to specified limitations. The Registration Rights Agreement also requires that the Issuer indemnify the stockholders party to the agreement against certain liabilities that may arise under the Securities Act. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 2 hereto, and is incorporated by reference into this Item 6.

Lock-Up Agreement
As of the consummation of the IPO, certain parties, including the Reporting Persons, entered into a Lock-Up Agreement (the “Lock-Up Agreement”), whereby such parties agreed that, subject to certain exceptions, they would not sell or transfer any Common Stock, or the Class B Common Stock or other securities convertible into, exchangeable for, exercisable for, or repayable with Common Stock, for 180 days following November 3, 2021 without first obtaining the written consent of BofA Securities, Inc. and Jefferies LLC. Specifically, the Reporting Persons agreed, with certain limited exceptions, not to directly or indirectly: (a) offer, pledge, sell or contract to sell any Common Stock, (b) sell any option or contract to purchase any Common Stock, (c) purchase any option or contract to sell any Common Stock, (d) grant any option, right or warrant for the sale of any Common Stock, (e) lend or otherwise dispose of or transfer any Common Stock, (f) request or demand that the Issuer file or make a confidential submission of a registration statement related to the Common Stock, or (g) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Common Stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.  The foregoing description of the Lock-Up Agreement is qualified in its entirety by reference to the full text of the Form of Lock-Up Agreement, a copy of which is filed as Exhibit 3 hereto, and is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit 1
Investor Rights Agreement, dated as of November 8, 2021 among Arhaus, Inc., FS Equity Partners VI, L.P., FS Affiliates VI, L.P., John P. Reed, 2018 Reed Dynasty Trust u/a/d December 24, 2018, John P. Reed Trust u/a/d April 29, 1985, Reed 2013 Generation-Skipping Trust u/a/d October 22, 2013, and The John P. Reed 2019 GRAT u/a/d December 31, 2019 (incorporated by reference to Exhibit 4.3 to the Issuer’s amended Form S-1 filed on October 27, 2021).

Exhibit 2
Registration Rights Agreement, dated as of November 8, 2021 among Arhaus, Inc., FS Equity Partners VI, L.P., FS Affiliates VI, L.P., Starrett Family Trust, Dated 4-11-99, Norman S. Matthews, Gregory M. Bettinelli, John P. Reed, 2018 Reed Dynasty Trust u/a/d December 24, 2018, John P. Reed Trust u/a/d April 29, 1985, Reed 2013 Generation-Skipping Trust u/a/d October 22, 2013, and The John P. Reed 2019 GRAT u/a/d December 31, 2019 (incorporated by reference to Exhibit 4.2 to the Issuer’s amended Form S-1 filed on October 27, 2021).

Exhibit 3	Form of Lock-Up Agreement (incorporated by reference to Exhibit C of Exhibit 1.1 to the Issuer’s amended Form S-1 filed on October 27, 2021).

Exhibit 99.1	Joint Filing Agreement, dated as of November 15, 2021, by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 15, 2021

FS EQUITY PARTNERS VI, L.P., a Delaware Limited Partnership

By: FS Capital Partners VI, LLC, a Delaware Limited Liability Company
Its: General Partner

/s/ Brad J. Brutocao
Name: Brad J. Brutocao
Title: Managing Member

FS AFFILIATES VI, L.P., a Delaware Limited Partnership

By: FS Capital Partners VI, LLC, a Delaware Limited Liability Company
Its: General Partner

/s/ Brad J. Brutocao
Name: Brad J. Brutocao
Title: Managing Member

FS CAPITAL PARTNERS VI, LLC, a Delaware Limited Liability Company

/s/ Brad J. Brutocao
Name: Brad J. Brutocao
Title: Managing Member

Schedule A
Name and Citizenship	Position	Business Address
Brad J. Brutocao; U.S.A.	Vice President	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, CA 90025
Bradford M. Freeman; U.S.A.	Co-Chairman	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, CA 90025
Benjamin D. Geiger; U.S.A.	Vice President	HLR Inc. 299 Park Avenue, 20th Floor New York, NY 10171
Jordan A. Hathaway; U.S.A.	Vice President	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, CA 90025
John S. Hwang; U.S.A.	Vice President	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, CA 90025
Christian B. Johnson; U.S.A.	Vice President	HLR Inc. 299 Park Avenue, 20th Floor New York, NY 10171
Jon D. Ralph; U.S.A.	President and Chief Operating Officer	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, CA 90025
John M. Roth; U.S.A.	Chief Executive Officer	HLR Inc. 299 Park Avenue, 20th Floor New York, NY 10171
Ronald P. Spogli; U.S.A.	Co-Chairman	Freeman Spogli & Co. Incorporated 11100 Santa Monica Boulevard, Suite 1900 Los Angeles, CA 90025